Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following Questions and Answers were posted to CME’s internal Website on November 21, 2006:

Employee Questions & Answers

“Just Ask” Updates for Nov. 21, 2006

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

1.	How should we plan our 2007 goals if we don’t know when the merger will close?

Each division, department and employee will have 2007 goals that support CME’s goals for the year; we will talk more about those goals at our quarterly All-Employee Meeting in December. We ask that everyone work with your manager to determine the priorities that need to be set in each area for the coming year.

Everyone has a role to play in integration, but that does not necessarily mean that everyone’s 2006 or 2007 goals should change because of the merger. Some people will play a role on a transition team helping to plan the future. Others will play a role in growing the core business so that the combined company will launch from a strong base. These roles are equally important, and both roles are critical to our success.

2.	I have budgeted to hire new employees in 2007. With the merger, will I still be able to hire them?

CME will carefully evaluate its hiring requirements going forward. When it is critical to hire to meet our 2006 and 2007 objectives, we will hire. And, we will continue to evaluate all applicants for those jobs as we otherwise would –based on merit. If you are unsure whether requested headcount will be filled (or when you can begin the hiring process if it will be filled), please contact your manager or contact the Recruiting Department at 930-8242.